

11017326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER

8-67294

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10   AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSTON BLAKELY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

6 ½ PROCTOR STREET

(No. And Street)

MANCHESTER   MASSACHUSETTS   01944

(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN J. CONWAY   (978) 526-4014

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR   BOSTON   MA   02109

(Address)   (City)   (state)   Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I <u>BENJAMIN J. CONWAY</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>JOHNSTON BLAKELY & COMPANY, LLC</u> as of <u>DECEMBER 31, 2010</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Title

                         Notary Public

My Commission Expires 8/19/16

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[   ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[   ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[   ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[   ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSTON BLAKELY & COMPANY, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

JOHNSTON BLAKELY & COMPANY, LLC

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Sole Member of
Johnston Blakely & Company, LLC

We have audited the accompanying statement of financial condition of Johnston Blakely & Company, LLC (the "Company") as of December 31, 2010 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Boston, Massachusetts
February 25, 2011

M
MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38ᵗʰ Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

JOHNSTON BLAKELY & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Assets

Current assets		
Cash	$	10,002
Accounts receivable		15,486
Other assets		2,435
Total Assets	$	27,923

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	848
Total Liabilities		848
Member's Equity		27,075
Total Liabilities and Member's Equity	$	27,923

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenue		
Investment banking	$	77,500
Reimbursed expenses		14,890
Total Revenue		92,390
Operating Expenses		
Professional fees		22,317
License and permits		1,288
Other operating expenses		40,411
Total Operating Expenses		64,016
Net Income	$	28,374

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Member's Equity at January 1, 2010	$	519,701
Member distributions		(521,000)
Net income		28,374
Member's Equity at December 31, 2010	$	27,075

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities		
Net income	$	28,374
Adjustment to reconcile net income to net cash provided		
by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		484,976
Other assets		2,077
Accounts payable		(6,231)
Net Cash Provided by Operating Activities		509,196
Cash Flows from Financing Activities		
Member distributions		(521,000)
Net Cash Used in Financing Activities		(521,000)
Net Decrease in Cash		(11,804)
Cash - Beginning		21,806
Cash - Ending	$	10,002

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Johnston Blakely & Company, LLC (the "Company") is a sole member limited liability company located in Manchester, Massachusetts. As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulation Authority ("FINRA"). The Company was formed in February 2006 and began operations as a broker-dealer in June 2006. The Company advises on and negotiates mergers, acquisitions, and private placements for established and emerging companies in the life sciences industries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting and reporting policies.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CASH

The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation limit.

ACCOUNTS RECEIVABLE

The Company periodically reviews its accounts receivable and records an allowance for bad debts based on its best estimate of uncollectible amounts. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company enters into contracts with customers calling for advisory fees to be paid prior to the commencement of the term of the arrangement and closing fees paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is closed. Accordingly, management recognizes advisory fees in revenue when services are performed and recognizes closing fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is closed. Deferred revenue results from the billing in advance of advisory fees and is recognized ratably on a monthly basis over the terms of the arrangement.

REIMBURSED EXPENSES

The Company includes all reimbursed expenses in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income and losses of the Company are passed through to its sole member for income tax reporting purposes. Therefore, the financial statements do not reflect a provision for income taxes.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2010. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued, and concluded there were no material subsequent events requiring disclosure.

NOTE 3 – MAJOR CUSTOMERS

The Company earned 100% of its revenue from three customers during the year ended December 31, 2010.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents, as a tenant-at-will, office space in two locations from its sole member. For the year ended December 31, 2010, the Company incurred $22,949 for rental expense.

NOTE 5 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2010, the Company had net capital of $9,154, which was in excess of the minimum requirement by $4,154. At December 31, 2010, the Company had a ratio of aggregate indebtedness to net capital of 0.09 to 1.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Sole Member of
Johnston Blakely & Company, LLC

In planning and performing our audit of the financial statements of Johnston Blakely & Company, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and



Marcum LLP ▪ 53 State Street ▪ 38ᵗʰ Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the previous paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 25, 2011

JOHNSTON BLAKELY & COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

YEAR ENDED DECEMBER 31, 2010

SCHEDULE I

Capital		
Member's equity	$	27,075
Non-allowable assets		
Accounts receivable and other assets		(17,921)
Net capital		9,154
Minimum dollar net capital requirement		5,000
Excess net capital	$	4,154
Aggregate indebtedness	$	848
Percentage of aggregate indebtedness to net capital		9.26%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (i).

JOHNSTON BLAKELY & COMPANY, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

SCHEDULE III

Information relating to possession or control requirements is not applicable to Johnston Blakely & Company, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Independent Auditors' Report

JOHNSTON BLAKELY & COMPANY, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Sole Member of
Johnston Blakely & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Johnston Blakely & Company, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities solely to assist you and the other specified parties in evaluating Johnston Blakely & Company, LLC's compliance with the applicable instructions of the Form SIPC-7. Johnston Blakely & Company, LLC's management is responsible for Johnston Blakely & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment expense, and copy of cancelled check including related bank statement), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 to the Company's supporting schedules and workpapers (quarterly trial balances and revenue contracts), noting no differences;

1



MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38ᵗʰ Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (manual recalculation of SIPC-7) supporting the adjustments, noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination of the Company's compliance with the applicable instructions to Form SIPC-7, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 25, 2011

JOHNSTON BLAKELY & COMPANY, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

General assessment		$	206

Less: payments made:

Date Paid	Amount		
7/6/10	$ 150		150

Interest on late payment(s)			--
Total assessment balance and interest due		$	56
Payment made with Form SIPC-7		$	56

JOHNSTON BLAKELY & COMPANY, LLC

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2010

Total revenue	$	92,390
Additions		--
Total revenue		92,390
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products		--
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		--
Net gain from securities in investment accounts		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers' acceptances or commercial paper that mature nine months or less from issuance date		--
Other		10,000
Total deductions		10,000
SIPC net operating revenues	$	82,390
General assessment @ .0025	$	206